EXHIBIT 99.3

Press Release

AC Immune Reports Third Quarter 2016 Results

Successfully Completed Initial Public Offering on NASDAQ, Net Proceeds of $ 70.5 million (CHF 69.4 million)*

Lausanne, Switzerland, November 11, 2016 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical stage biopharmaceutical company focused on neurodegenerative diseases, today announced financial results for the third quarter ended September 30, 2016.

Prof. Andrea Pfeifer, CEO of AC Immune said: “The success of our initial public offering on NASDAQ is testament to the quality of our science and of our people. The IPO marks a wider international recognition of the company and a broadening of our shareholder base to support the next phase of growth. With cash on hand of CHF 157.6 million, we have the resources to further advance our pipeline of seven therapeutic and three diagnostic candidates, leveraging our expertise in addressing the diseases caused by misfolding of proteins.”

Key Financial Data – Unaudited (CHF million)1

	For the Three months Ended September 30		For the Nine months Ended September 30
	2016	2015	2016	2015
Total revenues	1.3	24.4	21.8	38.8
R&D expenses	7.7	4.2	18.7	11.3
G&A expenses	1.7	0.9	4.5	2.5
Income / (loss) for the period	(9.1)	20.1	(2.3)	25.9

			As of
			Sept 30, 2016	Dec 31, 2015
Cash and cash equivalents			157.6	76.5

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1This summary table should be read in conjunction with our unaudited condensed financial statements as at and for the period ended September 30, 2016, including the accompanying notes which form an integral part of the interim financial statements. These financial statements are available on our website under the tab labelled “Investors - Financial Information”.

*Exchange rate $/CHF as of September 22, 2016	1 / 4

Revenues

Our revenues experience significant fluctuations as a result of securing new collaboration agreements, the timing of milestone achievements and the size of each milestone payment.

AC Immune generated revenues of CHF 1.3 million in the three months ended September 30, 2016 compared with CHF 24.4 million in the three months ended September 30, 2015. The decline in revenues was principally due to the fact that we did not receive any major clinical milestone payments in the three months period ended September 30, 2016 while in the same period in 2015, AC Immune received a $25 million (CHF 24.3 million) clinical milestone payment for crenezumab under our collaboration with Genentech.

In the nine months ended September 30, 2016 revenues were CHF 21.8 million compared with revenues of CHF 38.8 million in the same period in 2015.  The decline in revenues between the nine months ended September 30, 2016 and the same period the year earlier is primarily related to the timing and size of milestones in the respective periods.

Research & Development (R&D) Expenses

For the three months ended September 30, 2016, the Company incurred R&D expenses of CHF 7.7 million compared with CHF 4.2 million in the same period in 2015.  For the nine months ended September 30, 2016, total R&D expenses were CHF 18.7 million compared with CHF 11.3 million in the first nine months of 2015.

This increase is primarily attributable to the increased spending on ACI-35, the two ACI-24 programs, new discovery areas and the alpha-synuclein and TDP-43 PET imaging programs. The R&D investment reflects the growth of the Company's research and development organization to accelerate the development of its proprietary and partnered pipeline candidates.

General and Administrative (G&A) Expenses

G&A expenses amounted to CHF 1.7 million in the three months ended September 30, 2016 compared with CHF 0.9 million in the same period in 2015.  For the nine months ended September 30, 2016, G&A expenses rose to CHF 4.5 million from CHF 2.5 million in the same period in 2015. The increase in G&A expenses is largely related to increased legal costs associated with the Company preparing to become a public company, intellectual property costs as well as remuneration expenses. G&A expenses do not include the costs related to the IPO and Series E Preferred Share financings completed during these periods.

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Income / (loss) for the period

For the three months period ended September 30, 2016, the Company had a net loss after taxes of CHF 9.1 million compared with a CHF 20.1 million profit for the same period in 2015.  For the nine months ended September 30, 2016, AC Immune had a net loss of CHF 2.3 million compared with a profit of CHF 25.9 million in the nine months period ended September 30, 2015. The decline in profitability is attributable to the decline in revenues and increased R&D and G&A expenses as outlined above.

Balance Sheet

As at September 30, 2016 AC Immune had total cash of CHF 157.6 million which includes CHF 69.4 million in net proceeds, prior to transaction costs, received from the sale of 6.9 million shares at $11.00 per share in the Company’s IPO on NASDAQ in September 2016.

For a more detailed review of our financial performance, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached as an exhibit to our Current Report on Form 6-K filed today with the U.S. Securities and Exchange Commission and on our website under the tab labelled “Investors - Financial Information”.

About AC Immune

AC Immune is a clinical stage Swiss-based biopharmaceutical company focused on neurodegenerative diseases with four product candidates in clinical trials. The Company designs, discovers and develops therapeutic and diagnostic products intended to prevent and modify diseases caused by misfolding proteins. AC Immune’s two proprietary technology platforms create antibodies, small molecules and vaccines designed to address a broad spectrum of neurodegenerative indications, such as Alzheimer’s disease. The Company’s pipeline features seven therapeutic and three diagnostic product candidates. The most advanced of these is crenezumab, an anti-Abeta antibody in phase 3 clinical studies that is being advanced by the collaboration partner Genentech, Inc., a wholly owned subsidiary of Roche. Other business partners include Biogen, Janssen Pharmaceuticals, Nestlé Institute of Health Sciences and Piramal Imaging.

Forward looking statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of AC Immune’s product candidates, the clinical utility of AC Immune’s product candidates, the timing or likelihood of regulatory filings and approvals, AC Immune’s intellectual property position and AC Immune’s financial position. These risks and uncertainties also include those described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” referred to above and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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For further information please contact:

Prof. Andrea Pfeifer Chief Executive Officer Phone: +41-21-345 91 21 E-mail:andrea.pfeifer@acimmune.com	Eva Schier Corporate Communications Manager Phone: +41-21-345 91 34 Mobile: +41 79 926 66 03 E-mail: eva.schier@acimmune.com
Nick Miles/ Toomas Kull Cabinet Privé de Conseils s.a. Phone : +41 22 321 45 40 E-mail : miles@cpc-pr.com kull@cpc-pr.com	In the US Ted Agne The Communications Strategy Group Inc. Phone: +1 781 631 3117 E-mail: edagne@comstratgroup.com

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